EXHIBIT 17.01

RESIGNATION

Board of Directors

No Borders, Inc.

6613 Corte Real

Carlsbad, CA 92009

Dear Sirs:

Effective immediately, I hereby resign as the Sole Officer and Director of No Borders, Inc., a Nevada Corporation (the “Corporation”).

My Resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation’s operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

Dated: March 7, 2018

/s/ Jason Fierro

Jason Fierro